Exhibit 21

Subsidiaries

Status

US Subsidiaries:

BioPro Corp.	Dormant

BioAegean Corp.	Dormant

Core BioTech Corp.	Dormant

Foreign Subsidiaries:

Hemispherx Biopharma Europe N.V./S.A. (Belgium)	Inactive

Hemispherx Biopharma Europe S.A. (Luxembourg)	Dissolved